Contact

www.linkedin.com/in/elyse-sara-aa79b86 (LinkedIn)
www.canteenworks.com (Company)

Top Skills

Video Production
Television
Video

Elyse Sara

Executive Producer at Canteen Works
Los Angeles Metropolitan Area

Experience

Canteen Works
Executive Producer
May 2021 - Present (1 year 3 months)
Los Angeles, California, United States

www.canteenworks.com

Fat Leaf Water
Founder
July 2018 - Present (4 years 1 month)
Los Angeles County, California, United States

www.fatleafwater.com

PE CLASS
Executive Producer
July 2017 - Present (5 years 1 month)

www.peclass.co

Chuck Studios
Partner + Managing Director
October 2019 - April 2021 (1 year 7 months)
Greater Los Angeles Area

CANTEEN
Executive Producer
2013 - September 2019 (6 years)
NYC

Back Roads Entertainment
Line Producer
2011 - 2014 (3 years)
NYC

LeftField Pictures
Production Manager
2010 - 2011 (1 year)

NYC

RDF Media USA
Production Manager
2006 - 2010 (4 years)
NYC

Education

University of Southern California
Bachelor of Arts (B.A.), Cinema-Television